EXHIBIT 99.1

Quantum Biopharma Licensee Celly Nutrition Retains Leading New York Investment Bank to Advise on Capital Raise and Possible Initial Public Offering Following Highly Positive Results from unbuzzd™ Clinical Study

TORONTO, Feb. 06, 2025 (GLOBE NEWSWIRE) -- BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that its licensee Celly Nutrition Corporation, the company behind unbuzzdTM – the scientifically-proven and game-changing beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms –announced that it has engaged a leading New York Investment Bank to raise up to $10 million USD in capital and explore an initial public offering on a major US public exchange, subject to requisite regulatory approval.

Quantum BioPharma Ltd. retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Celly Nutrition Corp. signed, on February 4, 2025, a Letter of Engagement (“LOE”) with the Investment Bank to provide general financial advisory and investment banking services to the company to:

(a)	advise the Company on matters relating to an uplisting to a major U.S. exchange, reverse merger into a public company or other transaction that results in the Company’s listing on a major U.S. exchange (each, a “Go-Public Transaction”);
(b)	act as the exclusive managing underwriter and sole book running manager in connection with a proposed follow-on public offering of up to $10 million USD in Common Stock of Celly Nutrition Corp. (the “Public Offering”)

John Duffy, CEO of Celly Nutrition stated, “This is an important milestone for Celly Nutrition and unbuzzd. Having successfully launched unbuzzd in the US market in 2024, our focus in 2025 is to raise additional capital which will enable Celly Nutrition to accelerate unbuzzd’s marketing, retail, and direct-to-consumer sales development, and to expand the availability of unbuzzd to meet growing demand.” Mr. Duffy has more than two decades experience in leadership positions in the beverage industry, including as former VP of Marketing Assets and VP of National Sales at Coca-Cola Company.

Gerry David, Celly Board Co-Chair and former CEO of Celsius Holdings with their bestselling energy drink Celsius Energy, added, “I am confident that we have found the perfect Investment Banking partner to advise and guide Celly Nutrition as we work towards a capital raise and initial public offering. There is so much interest in unbuzzd, we want to give retail investors and markets the opportunity to participate in our success and to be part of the excitement surrounding unbuzzd.”

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

About Celly Nutrition Corporation

Celly Nutrition, a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd compared to control subjects. This faster reduction of BAC after consuming unbuzzd was both statistically significant compared to placebo and was observed at each subsequent measurement of BAC over a four-hour period.
  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd. Participants felt more alert and made fewer cognitive errors within 30 minutes of consuming unbuzzd, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd.
  No Side Effects: unbuzzd was well-tolerated by all study participants, with no reported adverse side effects.

The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack and 18-pack formats at https://unbuzzd.com. unbuzzdTM is a registered trademark of Celly Nutrition Corp.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us